UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31221

Total number of pages: 7

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Absorption-type Merger (Simplified Merger and Short Form Merger) of Consolidated Subsidiaries

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 28, 2016

Absorption-type Merger (Simplified Merger and Short Form Merger) of Consolidated Subsidiaries

TOKYO, JAPAN, April 28, 2016 — NTT DOCOMO, INC. (“NTT DOCOMO”) announced today that, at the meeting of its board of directors held today, April 28 2016, its board of directors approved a resolution for NTT DOCOMO’s wholly-owned consolidated subsidiary mmbi, Inc. (“mmbi”) to perform an absorption-type merger of mmbi’s wholly-owned consolidated subsidiary Japan Mobilecasting, Inc. (“Japan Mobilecasting”) effective July 1, 2016 (the “merger between subsidiaries”), and for NTT DOCOMO to perform an absorption-type merger with mmbi (“merger with NTT DOCOMO”; with the merger between subsidiaries, collectively referred to as the “merger”) on the same day on the precedent condition that the merger between subsidiaries takes effect.

Certain disclosure information and details have been omitted because the merger between subsidiaries is a short form merger of consolidated subsidiaries and the merger with NTT DOCOMO is a simplified merger and short form merger with a wholly-owned consolidated subsidiary of NTT DOCOMO.

1. Purpose of the Merger

While the NTT DOCOMO group operates, through mmbi, a multimedia broadcast business for mobile devices and operates, through Japan Mobilecasting, a business providing a broadcasting station for multimedia broadcast for mobile devices, each such business will be concluded on June 30, 2016. Accordingly, the merger was decided upon because it was determined to be necessary to further streamline group management and speed up decision-making with the aim of efficiently dealing with the business remaining after each of mmbi and Japan Mobilecasting’s respective businesses are concluded on June 30, 2016.

2. Summary of the Merger between Subsidiaries

(1) Merger schedule

Board meetings’ approval of the merger (mmbi and Japan Mobilecasting): April 28, 2016 Conclusion of merger agreement: April 28, 2016

General meeting of shareholders approving the merger (mmbi) : June 2, 2016 (scheduled) Merger date (effective date): July 1, 2016 (scheduled)

(Note)	Japan Mobilecasting will perform the merger between subsidiaries without the approval of a general meeting of shareholders pursuant to the provision of Article 784(1) of the Companies Act on short form mergers.

(2) Merger method

The method of the merger is an absorption-type merger with mmbi as the surviving company and Japan Mobilecasting being dissolved.

(3) Content of allotment pertaining to the merger

There will be no issuance of new shares or other allotment of money, or increase in the amount of capital stock, due to the merger between subsidiaries because Japan Mobilecasting is a wholly-owned consolidated subsidiary of mmbi.

(4) Handling of the absorbed company’s share acquisition rights and bonds with share acquisition rights

Japan Mobilecasting has not issued any share acquisition rights or bonds with share acquisition rights.

(5) Condition subsequent

The merger agreement pertaining to the merger between subsidiaries will automatically lapse if the merger agreement pertaining to the merger with NTT DOCOMO lapses prior to the merger date.

3. Overview of the Merging Parties in the Merger between Subsidiaries (as of March 31, 2016)

Name	mmbi, Inc. (Company surviving absorption-type merger)	Japan Mobilecasting, Inc. (Company absorbed in absorption-type merger)
Address	9-7-1 Akasaka, Minato-ku, Tokyo	9-7-1 Akasaka, Minato-ku, Tokyo
Name and title of representative	Hiroshi Wakimoto, President & CEO	Masayuki Ishikawa, President & CEO
Businesses	Terrestrial Basic Broadcasting for Mobile Equipment and related services	Establishment and operation of facilities related to the business of providing basic stations for Terrestrial Basic Broadcasting for Mobile Equipment
Capital stock	24,890,000,000 yen	5,090,000,000 yen
Date established	December 6, 2006	January 11, 2011
Shares of common stock issued	992,000 shares	200,000 shares
End of fiscal year	March 31	March 31
Major shareholders and percentage of shares held	NTT DOCOMO, Inc. (100%)	mmbi, Inc. (100%)

Financial condition and management performance in most recent fiscal year (unaudited figures)

	mmbi, Inc.	Japan Mobilecasting, Inc.
Fiscal year	Year ended March 31, 2016 (Non-consolidated, Japanese GAAP)	Year ended March 31, 2016 (Non-consolidated, Japanese GAAP)
Net assets	- 67,007 million yen	- 37,361 million yen
Total assets	4,159 million yen	2,523 million yen
Net assets per share	- 67,548.28 yen	- 186,808.56 yen
Net sales	8,378 million yen	7,248 million yen
Operating income	7,088 million yen	2,234 million yen
Recurring profit	- 7,894 million yen	1,907 million yen
Net income	- 16,985 million yen	- 8,459 million yen
Net income per share	- 17,122.21 yen	- 42,299.24 yen

4. Status after the Merger between Subsidiaries

(1) Name, address, business content, representative, capital stock and end of fiscal year

No changes will be made to the name, address, position and name of representative, business content, capital stock or end of fiscal year of mmbi due to the merger between subsidiaries.

(2) Future prospects

The impact of the merger between subsidiaries on NTT DOCOMO’s consolidated results will be minor.

5. Summary of the Merger with NTT DOCOMO

(1) Merger schedule

Board meetings’ approval of the merger (NTT DOCOMO and mmbi): April 28, 2016

Conclusion of merger agreement: April 28, 2016

Merger date (effective date): July 1, 2016 (scheduled)

(Note)	The merger with NTT DOCOMO will be performed without the approval of a general meeting of shareholders in NTT DOCOMO pursuant to the provision of Article 796(2) of the Companies Act on simplified mergers, and in mmbi pursuant to the provision of Article 784(1) of the Companies Act on short form mergers.

(2) Merger method

The method of the merger is an absorption-type merger with NTT DOCOMO as the surviving company and mmbi being dissolved. mmbi is insolvent, but NTT DOCOMO will waive its claims against mmbi ahead of the merger with NTT DOCOMO and intends to proceed with the merger after the insolvency is resolved.

(3) Content of allotment pertaining to the merger

There will be no issuance of new shares or other allotment of money, or increase in the amount of capital stock, due to the merger with NTT DOCOMO because mmbi is a wholly-owned consolidated subsidiary of NTT DOCOMO.

(4) Handling of the absorbed company’s share acquisition rights and bonds with share acquisition rights mmbi has not issued any share acquisition rights or bonds with share acquisition rights.

(5) Condition subsequent

The merger agreement pertaining to the merger with NTT DOCOMO will automatically lapse if approval by NTT DOCOMO’s general meeting of shareholders is required for the merger with NTT DOCOMO pursuant to the provision of Article 796(3) of the Companies Act.

6. Overview of the Parties to the Merger with NTT DOCOMO (as of March 31, 2016)

Name	NTT DOCOMO, Inc. (Company surviving absorption-type merger)	mmbi, Inc. (Company absorbed in absorption-type merger)
Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo	9-7-1 Akasaka, Minato-ku, Tokyo
Name and title of representative	Kaoru Kato, President and CEO	Hiroshi Wakimoto, President & CEO
Businesses	Mobile communications business of mobile telephones	Terrestrial Basic Broadcasting for Mobile Equipment and related services
Capital stock	949,679,500,000 yen	24,890,000,000 yen
Date established	August 1, 1991	December 6, 2006
Shares of common stock issued	3,958,543,000 shares	992,000 shares
End of fiscal year	March 31	March 31
Major shareholders and percentage of shares held	Nippon Telegraph and Telephone Corporation (62.37%) Japan Trustee Services Bank Ltd. (trust account) (2.02%) The Master Trust Bank of Japan, Ltd. (trust account) (1.78%)	NTT DOCOMO, Inc. (100%)

Financial condition and management performance in most recent fiscal year (unaudited figures)

NTT DOCOMO, INC. (Consolidated, U.S. GAAP)
Fiscal year	Year ended March 31, 2016
Total Equity (Net Assets)	5,343,105 million yen
Total Assets	7,214,114 million yen
NTT DOCOMO, INC. Shareholders’ Equity per Share	1,409.94 yen
Operating Revenues	4,527,084 million yen
Operating Income	783,024 million yen
Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates	778,021million yen
Net Income Attributable to NTT DOCOMO, INC.	548,378 million yen
Basic Earnings per Share Attributable to NTT DOCOMO, INC.	141.30 yen

mmbi, Inc. (Non-consolidated, Japanese GAAP)
Fiscal year	Year ended March 31, 2016
Net assets	- 67,007 million yen
Total assets	4,159 million yen
Net assets per share	- 67,548.28 yen
Net sales	8,378 million yen
Operating income	7,088 million yen
Recurring profit	- 7,894 million yen
Net income	- 16,985 million yen
Net income per share	- 17,122.21 yen

7. Status after the Merger with NTT DOCOMO

(1) Name, address, business content, representative, capital stock and end of fiscal year

No changes will be made to the name, address, position and name of representative, business content, capital stock or end of fiscal year of NTT DOCOMO due to the merger with NTT DOCOMO.

(2) Future prospects

The impact of the merger with NTT DOCOMO on consolidated results of NTT DOCOMO will be minor because it is a merger between NTT DOCOMO and its wholly-owned consolidated subsidiary.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.